Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kc' ,i oup.com

05006759

14 March, 2005

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2005
WASH, D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 2 .9
USA

Attention: Division International Corporate Finance

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Ladies and Gentlemen:

efer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 14 March, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

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Franciska Janzon
Investor Relations Manager

3/24

PROCESSED
MAR 2 5 2005
THOMSON FINANCIAL

FIL

'OCK EXCHANGE RELEASE 14 March, 2005 3.15 p.m. 1

.EUR 200 MILLION REVOLVING CREDIT FACILITY

he KCI Konecranes Group, Konecranes Finance Corporation,
lion multi-currency revolving credit facility with an
cate on March 14, 2005.

ngers were Danske Bank A/S, Nordea and SEB Merchant
a Enskilda Banken AB (publ).

ive year maturity and the margin is 0.35 % per annum. The
ce the existing EUR 100 million revolving credit facility
2001. The credit facility will be used as a back-up facility
ate funding needs.

world leading Engineering Group specialising in advanced
solutions and maintenance services. KCI Konecranes is the
supplier of heavy-duty cranes for process industries. KCI
global supplier of special harbour cranes for bulk materials and
a leading provider of shipyard cranes. In 2004, Group sales
8 million. The Group has 4,850 employees in 35 countries all over

PLC

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SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2005
WASH. D.C. 213 SECTION

FURTHER INFORMATION
Mr. Teuvo Rintamäki, Chief Financial Officer, phone +358 20 427 2040
Mr. Seppo Roine, Group Treasurer, phone +358-20 427 2041

DISTRIBUTION
Helsinki Stock Exchange
Media

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